U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A

                      Registration Statement on Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                   BUSINESS ISSUERS Under Section 12 (b)or(g)
                     of the Securities Exchange Act of 1934

                                   COLE, INC.
                           ------------------------
       (Name of Small Business Issuer as specified in its charter)

        UTAH                                        87-0642556
        ----                                        -----------
(State or other jurisdiction of                  (Employer I.D. No.)
       organization)

                            3288 East Fort Union Blvd
                           Salt Lake City, Utah 84117
                                -----------------
                     (Address of Principal Executive Office)

 Issuer's Telephone Number, including Area Code:  (801) 231-6735

 Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class                             Name of each exchange on which
to be registered                                  each class is registered

    NONE                                                    NONE

      Securities registered pursuant to Section 12 (g) of the Exchange Act:

                      $0.01 Par Value Common Voting Stock
                      ------------------------------------
                                 Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:

None.

                            PART I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

     Organization, Charter Amendments and General History
     ----------------------------------------------------

     Cole, Inc., a Utah corporation (the "Company"), was organized under the laws of the State of Utah on November 3, 1999. Copies of the Company's Articles of Incorporation and Bylaws are attached hereto and are incorporated herein by reference. See the Index to Exhibits, Part III, Item 1.


          General History
          ---------------

     Prior to the Company's organization, the Company sold 50,000 "unregistered" and "restricted" shares of common stock at $0.01 per share, with the Company having received gross proceeds of $500.

     Following the Company's organization, it conducted an offering of 1,000,000 shares of common stock at a price of $0.01 per share. This offering was conducted under Rule 504 of Regulation D of the Securities and Exchange Commission, and applicable provisions of Rule 144-14-25s of the Utah Division of Securities, which provides for sales of securities by public solicitation to "accredited investors." The offering was subsequently closed, with the Company having received gross proceeds of $10,000.

     This Registration Statement is being filed on a voluntary basis to allow the Company to obtain quotations for its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"). See the heading "Effects of Existing or Probable Governmental Regulations."


        Sales of "Unregistered" and "Restricted" Securities Over the Past Three Years
        -------

     For  information   concerning  sales  of  "unregistered"  and  "restricted"
securities during the past three years, see the caption "Recent Sales of Unregistered Securities."

        Business.
        ---------

     The Company was organized to offer formatting and EDGAR filing services for companies and individuals that desire to submit electronic filings to the Securities and Exchange Commission.

        Risk Factors

        ------------

        EARLY STAGE OF DEVELOPMENT

     The Company was formed in November, 1999, and is at a very early stage of development. It is subject to all of the risks inherent in any new business. These risks include:

               The need for substantial capital to support its development efforts; the need to attract and retain qualified personnel and experienced management; losses associated with start-up; and competition.

        LOSSES ASSOCIATED WITH START-UP

     The Company was formed  recently  and has limited  operating  history.  The purchase  of the  necessary  computer  and office  equipment  and  software  has required large up front expenditures and working capital during the initial start-up period. The Company expects that its initial expenses will result in losses early in its development. It cannot guarantee that it will become profitable after it completes its initial purchases. See "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2.

        FLUCTUATIONS IN QUARTERLY OPERATING RESULTS AND MARGINS; SEASONALITY OF BUSINESS

     The Company's operating results are likely to fluctuate in the future as a result of a variety of factors, many of which will be outside the Company's control. Some of these factors may include material reduction or cancellation of major projects or the loss of a major client; the amount and timing of the receipt of new business; timing of hiring or loss of personnel; the amount and timing of the opening or closing of an office; the amount and the relative mix of high-margin creative or strategy consulting projects as compared to lower margin projects, capital expenditures and other costs relating to the expansion of operations; the level of demand for EDGAR formatting and filing; the ability to maintain adequate staffing to service clients effectively; the cost of advertising and related media; the amount and timing of expenditures by clients for professional services; the introduction of new products or services by competitors; pricing changes in the industry; relative mix of lower cost full-time employees versus higher cost independent contractors; and general economic conditions. Due to all of the foregoing factors, the Company's operating results in any given quarter may fall below expectations. In such an event, any future trading price of the Company's common stock would likely be materially and adversely affected.

        EVOLVING BUSINESS MODEL

     The Company and its prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development. Such risks for the Company include, but are not limited to, an evolving business model. To address these risks the Company must, among other things, develop strong business development and management activities, develop the strength and quality of its operations, maximize the value delivered to clients by the Company's service solutions, respond to competitive developments and attract, retain and motivate qualified employees. There can be no assurance that the Company will be successful in meeting these challenges and addressing such risks and the failure to do so could have a material adverse effect on the Company's business, financial condition, result of operations and prospects.

        RISKS RELATED TO FUTURE ACQUISITIONS

     A key component of the Company's growth strategy is expected to be the acquisition of firms that meet the Company's goals for strategic growth. The successful implementation of this strategy will depend on the Company's ability to identify suitable acquisition candidates, acquire such companies on acceptable terms and integrate their operations successfully with those of the Company. There can be no assurance that the Company will be able to identify additional suitable acquisition candidates or that the Company will be able to acquire such candidates on acceptable terms. Moreover, in pursuing acquisition opportunities, the Company may compete with other companies with similar growth strategies, certain of which competitors may be larger and have greater financial and other resources than the Company. Competition for these acquisition targets may also result in increased prices of acquisition targets and a diminished pool of companies available for acquisition. Acquisitions also involve a number of other risks, including adverse effects on the Company's reporting operating results from increases in goodwill, amortization, acquired in-process technology, stock compensation expense resulting from newly hired employees, the diversion of management attention, potential disputes with the sellers of one or more acquired entities and the possible failure to retain key acquired personnel. Lack of client satisfaction or performance problems with an acquired firm could also have a material adverse impact on the reputation of the Company as a whole, and any acquired subsidiary could significantly underperform relative to the Company's expectations. For all of these reasons, the Company's pursuit of an overall acquisition strategy or any individual pending or future acquisition may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. Management expects that, for the foreseeable future, shares of the Company's common stock will be the sole consideration for any such acquisition. As the Company issues stock to complete any future acquisition, existing shareholders will experience ownership dilution.

        RISKS ASSOCIATED WITH FAILURE TO MANAGE GROWTH

     At present, the Company's employees include and are limited to its President, James P. Doolin. Any expansion of the Company's operations would place a significant strain on its limited personnel, management and other resources. Depending on the success of its planned operations, the Company may be required to attract, train, motivate and manage new employees successfully and to develop operational, management and information systems and controls. There can be no assurance that the Company's systems, procedures or controls will be adequate to support its operations or that its management will be able to achieve the rapid execution necessary to exploit the market for the Company's business model. The failure to effectively manage growth could have a material adverse effect on the Company's business, financial condition, results of operation and prospects.

        COMPETITION; LOW BARRIERS TO ENTRY

     The market for formatting and filing EDGAR documents is relatively new, intensely competitive, rapidly evolving and subject to rapid technological change. The Company expects competition to persist, intensify and increase in the future. The Company's competitors can be divided into several groups: law firms, independent contractors, financial consultant firms and wide variety of other professional services firms. Many of the Company's current and potential competitors have longer operating histories, larger installed customer bases, longer relationships with clients and significantly greater financial, technical, marketing and public relation sources than the Company and could decide at any time to increase their resource commitments to the Company's target market. In addition, the market for EDGAR formatting and filing is relatively new and subject to continuing definition, and, as a result, may better position the Company's competitors to compete in this market as it matures. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service technology or marketing decisions or business or technology acquisitions that could have a material adverse effect on the Company's business, financial condition, results of operations and prospects. Competition of the type described above could materially adversely affect the Company's business, results of operations, financial conditions and prospects.

     In addition, the Company's ability to maintain future client relationships and generate new clients will depend to a significant degree on the quality of its services and its reputation among its clients and potential clients, compared with the quality of its services provided by, and the reputations of, the Company's competitors. To the extent the Company loses clients to its competitors because of dissatisfaction with the Company's services or its reputation is adversely affected for any other reason, the Company's business, result of operations, financial conditions and prospects could be materially adversely affected.

     There are relatively low barriers to entry into the Company's business. Because firms such as the Company rely on the skill of their personnel and the quality of their client service, they have no patented technology that would preclude or inhibit competitors from entering their markets. The Company is likely to face additional competition from new entrants into the market in the future. There can be no assurance that existing or future competitors will not develop or offer services that provide significant performance, price or other advantages over those offered by the Company, which could have a material adverse effect on its business, financial condition, results of operations and prospects.

        RAPID TECHNOLOGY CHANGE

     The market for EDGAR formatting and filing  services is characterized by rapid technological change, changes in user and client requirements and preferences, frequent new product and service introductions embodying new processes and technologies and evolving industry standards and practices that
could  render  the  Company's   service  practices  and  methodologies
obsolete. The Company's success will depend, in part, on its ability to develop services and solutions that address the increasingly sophisticated and varied needs of its prospective clients, and respond to technological advances, emerging industry standards, practices and competitive service offerings. Failure to do so could result in the loss of existing customers or the inability to attract and retain new customers, either of which developments could have a material adverse effect on the Company's business, financial condition, results of operations and prospects. There can be no assurance that the Company will be successful in responding quickly, cost-effectively and sufficiently to these developments. If the Company is unable, for technical, financial or other reasons, to adapt in a timely manner in response to change in market conditions or client requirements, its business, financial condition, result of operations and prospects would be materially adversely affected.

        POTENTIAL LIABILITY TO CLIENTS

     Many of the Company's service engagements will involve the development, formatting and filing that are critical to the reporting of its clients' businesses. Its failure or inability to meet a client's expectations in the performance of its services could injure the Company's business reputation or result in a claim for substantial damages, regardless of its responsibility for such failure. In addition, the Company will possess technologies and content that may include confidential or proprietary client information. Although the Company has implemented policies to prevent such client information from being disclosed to unauthorized parties or used inappropriately, any such unauthorized disclosure or use could result in a claim for substantial damages. The successful assertion of one or more large claims against the Company that are uninsured, exceed available insurance coverage or result in changes to the Company's insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirements, could adversely affect the Company's business, results of operations and financial conditions. The Company does not currently have any "errors and omissions" policies that would cover any such claim, and does not expect to obtain any such insurance until it can pay for such coverage from revenues, as to which there can be no assurance.

        FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FINANCING

     The Company currently anticipates that its available cash resources will be sufficient to meet its presently anticipated working capital and capital expenditure requirements for the next fiscal year. However, the Company may need to raise additional funds in order to support expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complimentary businesses or technologies or take advantage of unanticipated opportunities. The Company's future liquidity and capital requirements will depend upon numerous factors, including the success of its proposed service offerings and competing technological and market developments. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms acceptable to the Company, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants, which may limit the Company's operating flexibility with respect to certain business matters. If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution in net book value per share and such equity securities may have rights, preferences or privileges senior to those of the holder of the Company's common stock. If adequate funds are not available on acceptable terms, the Company may be unable to develop or enhance its services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on its business, financial condition, results of operations and prospects.

        GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

     The Company is not currently subject to direct government regulation, other than the securities laws and the regulations thereunder applicable to all publicly owned companies; however, it is likely that a number of laws and regulations may be adopted at the local, state, national and international levels. Moreover, the adoption of any such laws or regulations may decrease the services provided by the Company, which could in turn decrease the demand for the Company's services or increase cost of doing business or in some other manner have a material adverse effect on the Company's business, financial conditions results of operations or prospects.

        CONCENTRATION OF STOCK OWNERSHIP

     Four entities beneficially own a majority of the Company's outstanding common stock. As a result, the entities will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company.

        SUSCEPTIBILITY TO GENERAL ECONOMIC CONDITIONS

     The Company's revenues and results of operations are subject to fluctuations based upon general economic conditions. If there were to be a general economic downturn or a recession in the United States, then the Company expects that there could be a substantial and immediate decrease in clients, including a decrease in potential clients. Furthermore, if any of the Company's clients have substantial overseas operations they may also be adversely affected by economic conditions in overseas markets such as the recent volatility in Asian and Russian economies and Asian and Russian currency and securities markets. In the event of such an economic downturn, the Company's business, financial condition, results of operations and prospects may be materially and adversely affected.

        DIVIDENDS

     The Company does not expect to pay dividends on its common stock in the foreseeable future. Future dividends, if any, will depend upon the Company's earnings, if any.

        NO PUBLIC MARKET FOR THE COMPANY'S SECURITIES

     There is no public market for the Company's securities. Although the Company intends to submit for a quotation of its common stock on the OTC Bulletin Board of the NASD, the Company can not guarantee that any public market will develop for its securities or that, if any such market develops, it will be maintained. As a result, stockholders may not be able to sell their shares readily, if at all.

        AUDITOR'S "GOING CONCERN" OPINION

     The independent auditor's report issued in connection with the audited financial statements of the Company for the period ended december 31, 1999, expresses "substantial doubt about its ability to continue as a going concern," due to the Company's status as a development stage company and its lack of significant operations. See the index to financial statements, part F/S of this Registration Statement.

        DEPENDENCE ON MANAGEMENT

     For the foreseeable future, the Company will be entirely dependent upon the services of its officers and directors. The Company has no employment agreement with its only employee, James P. Doolin, and does not maintain "key man" life insurance for him.

        PENNY STOCK

     The Company's common stock is "penny stock" as defined in Rule 3a51-1 of the Securities and Exchange Commission. This designation may adversely affect the development of any public market for the Company's shares of common stock or, if such a market develops, its continuation. Broker-dealers are required to personally determine whether an investment in "penny stock" is suitable for customers.

     Penny stocks are securities (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) of an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the Securities Act of 1934, as amended (the "1934 Act"); and Rule 15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for the Company's stockholders to resell their shares to third parties or to otherwise dispose of them.

        SALE OF "RESTRICTED" SHARES

     All of the 1,050,000 shares of the Company's common stock are "restricted securities" within the meaning of Rule 144 of the Securities Act of 1933 (the "1933 Act"), as amended (the "1933 Act"). If a market for the Company's common stock ever develops, these shares may be sold under Rule 144, and sales may have a negative effect on the Company's stock price, if any.

        PRINCIPAL PRODUCTS AND SERVICES

     The Company has engaged in the business of formatting and filing EDGAR documents for companies and individuals.

        RECENT PUBLIC ANNOUNCEMENTS

     None; not applicable.

        DISTRIBUTION METHODS OF THE PRODUCTS OR SERVICES

     Management plans to advertise the Company's services through mailings to businesses, principally in Utah. Information on businesses is readily available from various governmental agencies, such as Secretaries of State and local business licensing offices. The Company also plans on advertising direct to future clients through its own web site. The Company plans on "word of mouth" advertising to help create and sustain much of the Company's business.

     The Company has budgeted $1,000 to $2,000 in advertising costs during its first year of operation. These funds will come principally from the net proceeds of its recent securities offering and then, if the Company receives sufficient revenue, from operating revenues. There can be no assurance that the Company will receive sufficient operating revenues to meet its intended advertising budget; if it is not successful in this regard, the Company may be unable to attract a sufficient number of new clients to allow its business to continue.

        COMPETITIVE BUSINESS CONDITIONS

     The Company's industry is highly competitive. Many of the Company's existing and potential competitors have financial, personnel, marketing and other resources significantly greater than those of the Company, as well as other competitive advantages including customer bases. See the Risk Factor "Competition; Low Barriers of Entry" Part 1, Item 1.

        PATENTS, TRADEMARKS, LICENSES, FRANCHISEES, CONCESSIONS, ROYALTY PAYMENTS OR LABOR CONTRACTS

     None; not applicable.

        NEED FOR GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES

     Upon the effective date of this Registration Statement, the Company will become subject to Regulation 14A promulgated by the Securities and Exchange Commission under the 1934 Act. Section 14(a) of the 1934 Act requires all companies with securities registered pursuant to Section 12(g) thereof to comply with the rules and regulations of the Securities and Exchange Commission regarding proxy solicitations as outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent shall require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Securities and Exchange Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders. See the Risk Factor "Government Regulation and Legal Uncertainties," Part 1, Item 1.

        EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON BUSINESS

     Other than maintaining its good standing in the State of Utah; complying with applicable local business licensing requirements; complying with all state and federal tax requirements; preparing its periodic reports under the 1934 Act, and complying with other applicable securities laws, rules and regulations as set forth above, the Company does not believe that existing or probable governmental regulations will have a material effect on its operations. See the Risk Factor "Government Regulation and Legal Uncertainties," Part 1, Item 1.

        RESEARCH AND DEVELOPMENT

     Although the Company's industry relies on the technical knowledge of computers and software, management does not believe that the Company's proposed operations will require research and development in the traditional sense. The Company's President, James P. Doolin has training in formatting and filing EDGAR documents and will be responsible for all of the Company's services offered in the foreseeable future.

        NUMBER OF EMPLOYEES

     Other than its President, James P. Doolin, the Company currently has no employees. Mr. Doolin will be responsible for all of the Company's proposed operations for the foreseeable future. The Company will hire an additional clerical worker if necessary, and if it is able to pay that worker's wages or salary from operating revenues.

     Mr. Doolin will work without any salary until the Company has proven that it can obtain sufficient operating revenues to stay in business. At that time, Mr. Doolin will begin to take compensation that is consistent with the Company's operating revenues and customs in the industry. See the caption "Executive Compensation," Part 1, Item 6.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

        Plan of Operations.
        -------------------

     The Company is a development stage company. Management believes that in light of the large number of companies and individuals that are responsible for filing with the Securities and Exchange Commission, the size of the potential market for services may continue to grow. Accordingly, the volume of business available to those who can provide quality and timely service will also increase rapidly over the next several years.

     The Company plans to provide a narrow range of services to a broad range of customers. In addition, the Company may seek to expand its operations by acquiring, joint venturing or merging with other document service providers in exchange for the issuance of shares of its common stock. As of the date of this Registration Statement, the Company has not entered into any agreements in this regard, and there is no assurance that the Company will be successful in entering into a transaction with any such entity.

          The foregoing contains "forward-looking" statements and information, all of which is modified by reference to the caption "Risk Factors."

        Results of Operations.
        ---------------------

     Currenty the Company has a limited client base, but through advertising and providing quality, timely and reasonably priced services the Company intends on expanding its customer network. See the heading "Distribution Methods of the Products or Services," Part 1, Item 1.

        Liquidity.
        ----------

     As of June 30, 2000, the Company had cash on hand of $5,713. Management believes that these funds will be sufficient to allow it to further its advertising via mailings and also further develop its webpage. The Company has previosly purchased the computer equipment and software to begin operations. The Company's cash on hand will be sufficient to allow it to further operations; however, the Company's success in its planned business endeavors will depend entirely on its ability to attract and maintain a sufficient client base.

Item 3.  Description of Property.
---------------------------------

     The Company currently owns the EDGAR formatting and filing software and also has free use of the Company's President's, James P. Doolin, hardware applications. The use of Mr. Doolin's computer is expected to be availabe for as long as it is needed or until the Company purchases its own hardware. Also, the business address is the home office address of Mr. Doolin, and is provided rent-free. The Company has free access to Mr. Doolin's telephone system and free access to the Internet via a Internet service provider. Depending on its growth, the Company may find it necessary to acquire an office and telephone system of its own, but management does not believe that this will be necessary in the near future.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

        Security Ownership of Certain Beneficial Owners.
        ------------------------------------------------

          The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof:

                           Number of Shares Percentage

Name                            Beneficially Owned           of Class
----------------                ------------------           --------
LEONARD W. BURNINGHAM, ESQ.         235,051                     22%
SHARLENE T. DOOLIN                  200,000                     18%
DUANE S. JENSON                     200,000                     18%
QUAD D PARTNERSHIP*                 333,500                     31%

* Sharlene T. Doolin may be deemed the beneficial owner of Quad D Partnership's shares, as she is the majority partner of Quad D Partnership; and the mother of James P. Doolin.

        Security Ownership of Management.
        ---------------------------------

          The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof:

                          Number of Shares       Percentage of

Name and Address         Beneficially Owned        of Class
----------------         ------------------      -------------
JAMES P. DOOLIN                51,250                  5%
SHANE E. THUESON                5,000                 .5%
LUKE BRADLEY                    5,000                 .5%

TOTAL OFFICERS & DIRECTORS      61,250                 6%

        Changes in Control.
        -------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

        Identification of Directors and Executive Officers.
        ---------------------------------------------------

     The following table sets forth the name of the Company's current directors and executive officers. These persons will serve until the next annual meeting of the stockholders (held the third Friday in August of each year) or until their successors are elected or appointed and qualified, or prior resignation or termination. Their Date of Date of Positions Election or Termination

Name                  Held              Designation     or Resignation
----                  ----              -----------   --------------
JAMES P. DOOLIN      DIRECTOR &         NOV-02-99           *
                     PRESIDENT

SHANE E. THUESON     DIRECTOR &         NOV-02-99           *
                     VICE PRESIDENT

LUKE BRADLEY         DIRECTOR &         NOV-02-99           *
                     SECRETARY


          * These persons presently serves in the capacities indicated.

Business Experience.
--------------------

     James P. Doolin, President and a director, is 23 years of age. Mr Doolin graduated from the University of Utah, in Salt Lake City, Utah. He graduated with a bachelor of science, finance degree. Mr. Doolin has been working as an investment consultant since 1998.

     Shane E. Thueson, Vice President and a director, is 24 years of age. Mr. Thueson will graduate from the Brigham Young University, in Provo, Utah, in July of 2000. He will graduate with a bachelor of fine arts. Mr. Thueson has been working as a assitant to an entertainment producer since 1999.

     Luke Bradley, Secretary and a director, is 23 years of age. Mr. Bradley is attending the University of Utah, in Salt Lake City, Utah. He will graduate with a bachelor of science, finance degree in June of 2001. Mr. Bradley currently is a majority owner and operator a clothing company has been working in the promotional merchandise industry since 1995.

Significant Employees.
----------------------

     Other than James P. Doolin, the Company has no employees.

Family Relationships.
---------------------

     Thre are no family relationships that exist between the directors and the executive officers of the Company.

Involvement in Certain Legal Proceedings.
-----------------------------------------

          During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                           SUMMARY COMPENSATION TABLE

                             Long Term Compensation

                       Annual Compensation Awards Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
Name and   Year or               Other  Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying  Pay- Comp-
Position   Ended      ($)   ($)  Compen-Stock Optionsouts ensat'n
-----------------------------------------------------------------



James P.
Doolin,      12/31/99   0     0     0      0     0     0   0
Director,    03/31/00   0     0     0      0     0     0   0
President

Shane E.
Thueson
Director,    12/31/99   0     0     0      0     0     0   0
Vice         03/31/00   0     0     0      0     0     0   0
President

Luke
Bradley,     12/31/99   0     0     0      0     0     0   0
Director,    03/31/00   0     0     0      0     0     0   0
Secretary


     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the years ended December 31, 1999, or the period ended March 31, 2000. However, if the Company decides to compensate Company's current and/or future employees it will not under any circumstances exceed the amount paid to other persons with similar experience and expertise performing similar services in the text formatting industry. No employee, director, or executive officer have been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

        Compensation of Directors.
        --------------------------

     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as a director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

        Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
        --------------

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his resignation, retirement or other termination of employment with the Company, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

     With the exception of securities purchased on the Company's offerings, no transactions between members of management, nominees to become a director or executive officer, 5% stockholders, or promoters or persons who may be deemed to be parents of the Company have taken place. See the captions "Business Development" and "Security Ownership of Certain Beneficial Owners and Management."

Item 8.  Description of Securities.
-----------------------------------

        Common Stock
        ------------

     The Company has one class of securities authorized, consisting of 50,000,000 shares of $0.01 (one cent) par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable.

          No Outstanding Options, Warrants or Calls
          -----------------------------------------

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

          No Provisions Limiting Change of Control
          ----------------------------------------

     There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of the Company.

                               PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

        Market Information.
        -------------------

     There has never been any established "public market" for shares of common stock of the Company. The Company intends to submit for listing on the OTC Bulletin Board of the NASD. No assurance can be given that any market for the Company's common stock will develop or be maintained. For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by the directors, executive officers or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. Information about the date when directors, executive officers or any other person who may be deemed a beneficial holder, holding period of "restricted securities" commenced can be found under the caption "Recent Sales of Unregistered Securities," Part II, Item 4.

     A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission); limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale of Form 144. Shares sold under Rule 504 may be possibly sold earlier under
Section 4 (i) of the 1933 Act.

        Holders.
        --------

         The number of record holders of the Company's securities as of the date of this registration statement is approximately 37.

        Dividends.
        ----------

         The Company has not declared any cash dividends with respect to its common stock or its preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any sales of its products, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

          The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or persons who may be deemed to be an "affiliate" of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          None; not applicable.

Item 4.  Recent Sales of "Unregistered" Securities.
---------------------------------------------------

     On November 5, 1999, the Company issued 200,000 shares to the Company's officers, directors and a consultant in consideration of the payment of $500 to the Company.

     On December 20, 1999, the Company conducted an offering of of 1,000,000 shares of common stock at a price of $0.01 per share. This offering was conducted under Rule 504 of Regulation D of the Securities and Exchange Commission and applicable state laws, rules and regulations. The offering was subsequently closed, with the Company having received gross proceeds of $10,000.

     On May 12, 2000, the Company issued 35,051 shares pursuant to Rule 701 of the 1933 Act. These shares were issued to the Company's attorney, in accordance with a written plan adopted by the Board of Directors for services in the amount of $3,505.10, rendered to the Company, issued at $.10 per share.

For Further information see the following table: "Common Stock"


     Common Stock

     ------------
                         Date              Number of           Aggregate
     Name              Acquired             Shares           Consideration
     ----              --------            ---------         -------------
JAMES P. DOOLIN        11/05/99              25,000           $    250

MICHAEL J. DOOLIN      11/05/99              25,000           $    250

PURCHASERS UNDER       12/20/99           1,000,000           $ 10,000
RULE 504 OFFERING

SHARES ISSUED UNDER    05/12/00              35,051           $  3,505
RULE 701



     The offer and sale of these securities are believed to have been exempt from the registration requirements of Section 5 of the 1933 Act, pursuant to Sections 3(b) and/or 4(2) thereof, and from similar applicable states securities laws, rules and regulations exempting the offer and sale of these securities by available state exemptions from registration by reason of the fact that all purchasers had access to research of the Company, and were "Accredited Investors" as defined in Regulation D of the Securities and Exchange Commission.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

          Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

          Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 16-10a-902(5) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation.

          Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 16-10a-907(1) extends this right to officers of a corporation as well.

          Unless limited by the Articles of Incorporation, Section 16-10a-903 requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against reasonable expenses incurred in connection therewith. Section 16-10a-907(1) extends this protection to officers of a corporation as well.

          Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 16-10a-902. Unless limited by the Articles of Incorporation, Section 16- 10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

          Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnity under the Utah Revised Business Corporation Act, Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

                                 PART F/S

                          Index to Financial Statements

                  Report of Certified Public Accountants

Financial Statements

--------------------

     Financial Statements
     December 31, 1999 (audited)
     ------------------------

     Independent Auditors' Report

     Balance Sheet

     Statement of Operations

     Statement of Stockholders' Equity

     Statement of Cash Flows

     Notes to the Financial Statements


     Unaudited Financial Statements for
     the period June 30, 2000
     -------------------------

     Balance Sheet

     Statement of Operations

     Statement of Cash Flows

     Notes to the Interim Financial Statements

                                          COLE, INC.
                                 [A Development Stage Company]

                                     FINANCIAL STATEMENTS

                                       December 31, 1999

                              [WITH INDEPENDENT AUDITORS' REPORT]



                                          COLE, INC.
                                 [A Development Stage Company]

                                      Table of Contents

                                                                                       Page

Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . . .        1


Balance Sheet - December 31, 1999 . . . . . . . . . . . . . . . . . . . . . . .         2


Statements of Stockholders' Equity/(Deficit) for the Period from
Inception [November 3, 1999] through December 31, 1999  . . . . . . . . . . . .         3

Statements of Operations for the Year Ended December 31, 1999 and
for the period from Inception [November 3, 1999] through December 31, 1999 . . .        4


Statements of Cash Flows for the Year Ended December 31, 1999 and
for the period from Inception [November 3, 1999] through December 31, 1999. . .         5


Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . .     6 - 7

                                 INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
COLE, INC.
Salt Lake City, Utah

     We have audited the accompanying balance sheet of Cole, Inc. [a development stage company] as of December 31, 1999, and the related statements of stockholders' equity/(deficit), operations, and cash flows for the period from inception [November 3, 1999] through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cole, Inc. as of December 31, 1999, and the results of operations and cash flows for the period from inception [November 3, 1999] through December 31, 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that Cole, Inc. will continue as a going concern. As discussed in Note D to the financial statements, the Company has accumulated losses and has not commenced principle operations. These issues raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note D. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

                                                   /S/MANTYLA MCREYNOLDS
                                                   Mantyla McReynolds
March 10, 2000
Salt Lake City, Utah


                                          COLE, INC.
                                 [A Development Stage Company]
                                        Balance Sheet
                                       December 31, 1999


ASSETS


        Current Assets
               Cash - Note A                                     $  10,196
        Total Current Assets                                        10,196

TOTAL ASSETS                                                     $  10,196

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

        Current Liabilities
               Accrued Liabilities                               $     138
               Payable to shareholder                                3,500
               Income taxes payable - Notes A & C                      100
        Total Current Liabilities                                    3,738

TOTAL LIABILITIES                                                    3,738

STOCKHOLDERS' EQUITY

        Capital stock - 50,000,000 shares authorized at $0.01 par;
           1,050,000 shares issued and outstanding                  10,500
        Deficit accumulated during development stage             (   4,042)

TOTAL STOCKHOLDERS' EQUITY                                           6,458

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $   10,196








                        See accompanying notes to financial statements

                                              2

                                          COLE, INC.
                                 [A Development Stage Company]
                         Statements of Stockholders' Equity/(Deficit)
                 For the Year Ended December 31, 1999 and for the Period from
                    Inception [November 3, 1999] through December 31, 1999


                                                                                  Deficit
                                                                                Accumulated
                                                                Additional        During              Total
                                 Number of        Common          Paid-in       Development       Stockholders
                                  Shares           Stock          Capital          Stage        Equity/(Deficit)
                              --------------- --------------  -------------- ----------------  -------------------
Balance, December 31, 1998                  0             $0              $0               $0                   $0
Issued stock for cash               1,050,000         10,500                                                10,500
Net loss for 1999                                                                     (4,042)              (4,042)
Balance, December 31, 1999          1,050,000        $10,500              $0         ($4,042)               $6,458
                              =============== ==============  ============== ================  ===================



































                           See accompanying notes to financial statements

                                                  3

                                             COLE, INC.
                                    [A Development Stage Company]
                                      Statements of Operations
                    For the Year Ended December 31, 1999 and for the Period from
                        Inception [November 3, 1999] through December 31, 1999



                                                                                            From
                                                                                          Inception
                                                                                          [11/3/99]
                                                                                           through
                                                                    1999                  12/31/99
                                                               ---------------        -----------------
Revenues                                                     $            -0-  $                   -0-

General and Administrative Expenses                                     3,942                    3,942
                                                               ---------------        -----------------
Net Loss from Operations                                               (3,942)                  (3,942)


                                                               ---------------        -----------------
       Net Loss Before Income Taxes                                    (3,942)                  (3,942)

Provision for Income Taxes - Notes A&C                                    100                      100
                                                               ---------------        -----------------

Net Loss                                                     $         (4,042) $                (4,042)
                                                               ===============        =================

Loss Per Share                                               $           (.01)      $             (.01)
                                                               ===============        =================

Weighted Average Shares Outstanding                                  1,050,000                1,050,000
                                                               ===============        =================













                                                  4

                           See accompanying notes to financial statements




                                            COLE, INC.
                                   [A Development Stage Company]
                                     Statements of Cash Flows
                   For the Year Ended December 31, 1999 and for the Period from
                      Inception [November 3, 1999] through December 31, 1999



                                                                                               For the
                                                                                             period from
                                                                                              Inception
                                                                                              [11/3/99]
                                                                                               through
Cash Flows Provided by/(Used for) Operating Activities                        1999             12/31/99
                                                                         --------------     --------------
Net Loss                                                             $          (4,042) $          (4,042)
Adjustments to reconcile net income to net cash provided by operating activities:
    Increase in income taxes payable                                               100                100
    Increase in amount due to shareholder                                        3,500              3,500
    Increase in accrued liabilities                                                138                138
                                                                         --------------     --------------
       Net Cash Provided by/(Used for) in Operating  Activities                   (304)              (304)


Cash Flows Provided by Financing Activities

    Issued stock for cash                                                       10,500             10,500
                                                                         --------------     --------------
              Net Cash Provided by Financing Activities                         10,500             10,500

                Net Increase(decrease) in Cash                                  10,196             10,196

Beginning Cash Balance                                                             -0-                -0-
                                                                         --------------     --------------

Ending Cash Balance                                                  $          10,196 $           10,196
                                                                         ==============     ==============

Supplemental Disclosure Information:
  Cash paid during the year for interest                                           -0-                -0-
  Cash paid during the year for income taxes                                       -0-                -0-










                                              5

                                          COLE, INC.
                                 Notes to Financial Statements
                                       December 31, 1999

                        See accompanying notes to financial statements


NOTE A         Summary of Significant Accounting Policies

        Company Background

          The Company incorporated under the laws of the State of Utah on November 3, 1999. The Company was organized to engage in any lawful activity for which corporations may be organized under the Utah Revised Business Corporation Act. Cole, Inc., is still in the development stage and has yet to commence its planned principal operations, which is essentially to advertise and offer formatting and EDGAR filing services for public companies.

          The  financial  statements  of  the  Company  have  been  prepared  in
          accordance  with  generally  accepted   accounting   principles.   The
          following summarizes the more significant of such policies:

        Statement of Cash Flows

          Cash is comprised of cash on hand or on deposit in banks. The Company has $10,196 as of December 31, 1999.

        Income Taxes

          In February 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting For Income Taxes," which is effective for fiscal years beginning after December 15, 1992. SFAS No. 109 requires the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. The Company adopted SFAS No. 109 for financial reporting purposes in 1999. See Note C below.

        Net Loss Per Common Share

          Net loss per common share is based on the weighted average number of shares outstanding.


        Use of Estimates in Preparation of Financial Statements

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                          COLE, INC.
                                 Notes to Financial Statements
                                       December 31, 1999

NOTE B         Issuance of Common Shares

          In November, 1999, pursuant to a Preorganization Subscription Agreement and a Subscription Agreement and Summary Offering Document, the Company authorized and issued 1,050,000 shares of common stock at par ($.01) to approximately 38 "accredited" investors for cash.

NOTE C         Accounting for Income Taxes

          During 1999, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." For the year ended December 31, 1999, the Company had no significant income tax expenses due to no operations during the period. Any deferred tax benefit arising from the operating loss carried forward, the benefits of which will expire in various amounts through 2014, would be offset entirely by a valuation allowance since it is not likely that the Company will be sufficiently profitable in the near future to take advantage of the losses. The Company has no timing differences.

Deferred tax assets                           Balance         Tax       Rate
------------------------------------------ -------------- ------------  --------
   Federal Loss carryforward (expires 2014)        $4,042         $606  15%
   State Loss carryforward (expires 2014)          $3,942         $197  5%
   Valuation allowance                                          ($803)
                                                          ------------
        Deferred tax asset                                          $0
                                                          ============

          The amount shown on the balance sheet for income taxes payable represents the annual minimum amount due to the State of Utah.

NOTE D         Liquidity

          The Company has accumulated losses since inception totaling $4,042, and no established operations at December 31, 1999. Financing for the Company's limited activities to date has been primarily provided by issuance of stock and advances from a stockholder. The Company's ability to achieve a level of profitable operations and/or additional financing impacts the Company's ability to continue as it is presently organized. Management is currently developing its planned principle operations. Should management be unsuccessful in its operating activities, the Company may experience material adverse effects.

NOTE E         Stockholder Loan

          A stockholder has advanced legal services to the Company in the amount of $3,500 during the year ended December 31, 1999. The Company has recorded a liability for this expense to the stockholder. The unsecured loan bears no interest and is due on demand.



                                   COLE, INC.
                         [A Development Stage Company]
                                 BALANCE SHEETS
    For the Period Ending June 30, 2000 and the Year Ended December 31, 1999


                                                              6/30/00           12/31/99
                                                           -------------       ---------
                                                            [Unaudited]
                                     ASSETS

Assets

         Cash                                             $        5,530          10,196
         Property, Plant & Equipment                               1,410               0
         Less: Accumulated Depreciation                            (234)               0
                                                           -------------       ---------

         Total Assets                                     $        6,706          10,196
                                                           =============       =========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
     Accrued Liabilities                                  $          138             138
     Payable to shareholder                                            0           3,500
     Income Taxes Payable                                              0             100
                                                           -------------       ---------
         Total Current Liabilities                                   138           3,738

         Total Liabilities                                           138           3,738
                                                           -------------       ---------

Stockholders' Deficit:
     Common Stock, $.01 par value;
         authorized 50,000,000 shares; issued and
         outstanding, 1,085,051 shares                            10,850          10,500
     Paid-in Capital                                               3,155               0
     Accumulated Deficit                                          (7,437)         (4,042)
                                                           -------------       ---------
         Total Stockholders' Deficit                               6,568           6,458

                                                           -------------       ---------
         Total Liabilities and Stockholders' Deficit      $        6,706          10,196
                                                           =============       =========


                                   COLE, INC.
                         [A Development Stage Company]
                            STATEMENTS OF OPERATIONS
             For the Three Months and Six Months Ended June 30, 2000
            and for the period from inception through June 30, 2000
                                                                                         For the
                                                                                         period from
                                                                                         Inception
                                                                                         [11/3/99]
                                                                                          through
                                                  Three Months       Six Months           6/30/00
                                                      Ended             Ended
                                                     6/30/00           6/30/00
                                                 ---------------   ---------------      -----------
                                                   [Unaudited]       [Unaudited]


Revenues                                        $            106  $            106      $       106
Cost of Sales                                   $              0  $              0      $         0
                                                 ---------------   ---------------      -----------
    Gross Margin                                             106               106              106

General and Administrative Expenses                        2,065             3,501            7,443
                                                 ---------------   ---------------      -----------

Net Income/(Loss) from Operations                         (1,959)           (3,395)          (7,337)
                                                 ---------------   ---------------      -----------

Net Income/(Loss) Before Taxes                  $         (1,959)  $        (3,395)     $    (7,337)
                                                 ===============   ===============      ===========

Income/Franchise taxes                                         0                 0              100

Net Income/ (Loss)                                        (1,959)           (3,395)          (7,437)

Income/(Loss) Per Share                         $          (0.01)  $         (0.01)     $     (0.01)
                                                 ===============   ===============      ===========

Weighted Average Shares Outstanding                    1,068,694         1,059,347        1,057,010
                                                 ===============   ===============      ===========











                                    COLE, INC.
                         [A Development Stage Company]
                             STATEMENTS OF CASH FLOWS
           For the Three Month and Six Month Periods Ended June 30, 2000
            and for the period from inception through June 30, 2000
                                                                                         For the
                                                                                         period from
                                                                                         Inception
                                                                                         [11/3/99]
                                                                                         through
                                                    Three Months       Six Months        6/30/00
                                                        Ended            Ended
                                                       6/30/00          6/30/00
                                                    -------------    --------------     ------------
                                                     [Unaudited]      [Unaudited]

Cash Flows Used For Operating Activities
------------------------------------------------
  Net Loss                                         $      (1,959)   $       (3,395)     $     (7,437)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depreciation                                              117               234              234
    Increase/(Decrease) in accounts payable                     0                 0                0
    Shares issued for forgiveness of debt                   3,505             3,505            3,505
    Increase/(Decrease) in Taxes Payable                    (100)             (100)                0
    Increase in loan from shareholder                           5                 5            3,505
   (Decrease) in loans from shareholder                   (3,505)           (3,505)           (3,505)
    Increase in accrued liabilities                            0                 0               138
                                                    -------------    --------------     ------------
      Net Cash Used For Operating Activities              (1,937)           (3,256)           (3,560)
                                                    =============    ==============     ============

Cash Flows Provided by Investing Activities
----------------------------------------------------
   Increase/(Decrease) in Property, Plant &                     0             1,410            1,410
Equipment
      Net Cash Used for Investing Activities                    0           (1,410)           (1,410)
                                                    =============    ==============     ============

Cash Flows Provided by Financing Activities
---------------------------------------------------
   Issued stock for cash                                        0                0            10,500
                                                    -------------    -------------      ------------
      Net Cash Provided by Financing Activities                 0                0            10,500


      Net Increase/(Decrease) In Cash                     (1,937)           (4,666)            5,530

      Beginning Cash Balance                                7,467            10,196                0

      Ending Cash Balance                       $           5,530$            5,530            5,530
                                                    -------------    --------------     ------------


                                   COLE, INC.
                   Notes to the Interim Financial Statements


NOTE 1- BASIS OF PRESENTATION

          The accompanying unaudited interim financial statements of Cole, Inc. have been prepared in accordance with generally accepted accounting principles and the rule of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in this Registration Statement. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for interim are not necessarily indicative of the results to be expected for the full year.

NOTE 2- STOCK ISSUANCES

          In May 2000, the Company authorized and issued 35,051 shares of common stock to the Company's legal counsel in compensation for services rendered. These shares were issued at $0.10 per share, in compensation for services rendered, in the amount of $3,505.10.

                                    PART III

Item 1.  Index to Exhibits.
---------------------------

     The following exhibits are filed as a part of this Registration Statement:

Exhibit
Number      Description*
------      ------------


 3.1        Articles of Incorporation

 3.2        Articles of Amendment to the Articles of Incorporation

 3.3        Bylaws

  27        Financial Data Schedule

     * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                              SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             COLE, INC.

Date: 9/12/00                                /S/ JAMES DOOLIN
     ----------                              ------------------------
                                             James P.  Doolin, Director
                                             and President

Date: 9/12/00                                /S/ LUKE BRADLEY
     ----------                              ------------------------
                                             Luke Bradley, Director
                                             and Secretary

EX-3.1


                            ARTICLES OF INCORPORATION

                                       OF

                                   COLE, INC.

     The undersigned natural person of the age of eighteen years or more, acting as the incorporator of a corporation under the Utah Revised Business Corporation Act, hereby adopts the following Articles of Incorporation for such corporation:

                                    ARTICLE I

                                      Name

                  The name of this corporation is "Cole, Inc."

                                   ARTICLE II

                                    Duration

                 The duration of this corporation is perpetual.

                                   ARTICLE III

                                    Purposes

     The purpose or purposes for which this corporation is organized are: To engage in any other lawful act or activity for which corporations may be organized under the Utah Revised Business Corporation Act.

                                   ARTICLE IV

                                      Stock

     The aggregate number of shares which this corporation shall have authority to issue is 50,000,000 shares of common voting stock of a par value of one cent ($0.001) per share. All stock of the corporation shall be of the same class, common, and shall have the same rights and preferences. Fully paid stock of this corporation shall not be liable to any further call or assessment.

                                    ARTICLE V

                                    Amendment

     These Articles of Incorporation may be amended by the affirmative vote of a majority of the shares entitled to vote on each such amendment.

                                   ARTICLE VI

                               Shareholder Rights

     The authorized and treasury stock of this corporation may be issued at such time, upon such terms and conditions and for such consideration as the Board of Directors shall determine. Shareholders shall not have pre-emptive rights to acquire unissued shares of stock of this corporation. Nor shall shareholders be entitled to vote cumulatively for directors of the corporation.

                                   ARTICLE VII

                            Initial Office and Agent

     The name of the corporation's original registered agent and the address of its initial registered office is:

                                James Doolin
                                4721 South Atwood Blvd.
                                Salt Lake City, UT 84117

                                  ARTICLE VIII

                                    Directors

     The number of directors constituting the initial Board of Directors of this corporation is three. The names and addresses of persons who are to serve as directors until the first annual meeting of shareholders, or until their successors are elected and qualify, are:

                                James Doolin
                                4721 South Atwood Blvd.
                                Salt Lake City, UT 84117

                                Luke Bradley
                                4 Sunwood Lane
                                Sandy, UT 84092

                                Shane Thueson
                                10972 South Cindy Circle
                                Salt Lake City, UT 84092


                                   ARTICLE IX

                                  Incorporator

                  The name and address of the Incorporator is:

                                James Doolin
                                4721 South Atwood Blvd.
                                Salt Lake City, UT 84117

                                    ARTICLE X

               Common Directors - Transactions Between Corporation

     No contract or other transaction between this corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of its directors are directors or officers or are financially interested, shall be either void or voidable because of such relationship or interest, or because such director or directors are present at the meeting of the Board of Directors, or a committee thereof which authorizes, approves, or ratifies such contract or transaction, or because his, her or their votes are counted for such purposes if: (a) the fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves, or ratifies the contract or transaction by vote or consent sufficient for the purpose without counting the votes or consents of such interested Director; (b) the fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or (c) the contract or transaction is fair and reasonable to the corporation.

     Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or committee thereof which authorizes, approves, or ratifies such contract or transaction.

                                                     /S/JAMES DOOLIN
                                                     James Doolin, Incorporator

EX-3.2


                              ARTICLES OF AMENDMENT

                                     TO THE

                            ARTICLES OF INCORPORATION

                                       OF

                                   COLE, INC.

     Pursuant to the provisions of the Utah Business Corporation Act, the undersigned Corporation hereby, adopts the following Articles of Amendment to its Articles of Incorporation.

                                        I

                         The name of the Corporation is:
                                   Cole, Inc.

                                       II

     The following amendments to the Articles of Incorporation were adopted by the Board of Directors of the Corporation:

     FIRST: Article IV shall be amended as follows, to-wit:
     ------ -

     The aggregate number of shares which this Corporation shall have the authority to issue is 50,000,000 shares of common voting stock of a par value of one cent ($0.01) per share. All stock of the corporation shall be of the same class, common, and shall have the same rights and preferences. Fully paid stock of this corporation shall not be liable to any further call or assessment.

     SECOND:Shareholder approval is not required.
     --------

     In witness whereof, Cole, Inc. Has caused this certificate to be signed by James Doolin, the Company's President and Luke Bradley, the Company's Secretary. This 6TH day of February, 2000.


                                                   By: /S/JAMES DOOLIN
                                                       James Doolin, President


                                                   By: /S/LUKE BRADLEY
                                                       Luke Bradley, Secretary

EX-3.3


                                     BYLAWS

                                       OF

                                   COLE, INC.



                                    ARTICLE I
                                     OFFICES

        Section 1.01 Location of Office. The corporation may maintain such offices within or without the State of Utah as the Board of Directors may from time to time designate or require.

        Section 1.02 Principal Office. The address of the principal office of the corporation shall be at the address of the registered office of the corporation as so designated in the office of the Lieutenant Governor/Secretary of State of the state of incorporation, or at such other address as the Board of Directors shall from time to time determine.

                                   ARTICLE II

                                  SHAREHOLDERS

        Section 2.0 Annual Meeting. The annual meeting of the shareholders shall be held in May of each year or at such other time designated by the Board of Directors and as is provided for in the notice of the meeting, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated for the annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as may be convenient.

        Section 2.02 Special Meetings. Special meetings of the shareholders may be called at any time by the chairman of the board, the president, or by the Board of Directors, or in their absence or disability, by any vice president, and shall be called by the president or, in his or her absence or disability, by a vice president or by the secretary on the written request of the holders of not less than one-tenth of all the shares entitled to vote at the meeting, such written request to state the purpose or purposes of the meeting and to be delivered to the president, each vice-president, or secretary. In case of failure to call such meeting within 60 days after such request, such shareholder or shareholders may call the same.

        Section 2.03 Place of Meetings. The Board of Directors may designate any place, either within or without the state of incorporation, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the state of incorporation, as the place for the holding of such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be at the principal office of the corporation.

        Section 2.04 Notice of Meetings. The secretary or assistant secretary, if any, shall cause notice of the time, place, and purpose or purposes of all meetings of the shareholders (whether annual or special), to be mailed at least ten (10) days, but not more than fifty (50) days, prior to the meeting, to each shareholder of record entitled to vote.

        Section 2.05 Waiver of Notice. Any shareholder may waive notice of any meeting of shareholders (however called or noticed, whether or not called or noticed and whether before, during, or after the meeting), by signing a written waiver of notice or a consent to the holding of such meeting, or an approval of the minutes thereof. Attendance at a meeting, in person or by proxy, shall constitute waiver of all defects of call or notice regardless of whether waiver, consent, or approval is signed or any objections are made. All such waivers, consents, or approvals shall be made a part of the minutes of the meeting.

        Section 2.06 Fixing Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any annual meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may provide that the share transfer books shall be closed, for the purpose of determining shareholders entitled to notice of or to vote at such meeting, but not for a period exceeding fifty (50) days. If the share transfer books are closed for the purpose of determining shareholders entitled to notice of or to vote at such meeting, such books shall be closed for at least ten (10) days immediately preceding such meeting.

        In lieu of closing the share transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the share transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting or to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof. Failure to comply with this Section shall not affect the validity of any action taken at a meeting of shareholders.

        Section 2.07 Voting Lists. The officer or agent of the corporation having charge of the share transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of, and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder during the whole time of the meeting. The original share transfer book shall be prima facia evidence as to the shareholders who are entitled to examine such list or transfer books, or to vote at any meeting of shareholders.

        Section 2.08 Quorum. One-half of the total voting power of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. If a quorum is present, the affirmative vote of the majority of the voting power represented by shares at the meeting and entitled to vote on the subject shall constitute action by the shareholders, unless the vote of a greater number or voting by classes is required by the laws of the state of incorporation of the corporation or the Articles of Incorporation. If less than one-half of the outstanding voting power is represented at a meeting, a majority of the voting power represented by shares so present may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

        Section 2.09 Voting of Shares. Each outstanding share of the corporation entitled to vote shall be entitled to one vote on each matter submitted to vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or series of stock are determined and specified as greater or lesser than one vote per share in the manner provided by the Articles of Incorporation.

        Section 2.10 Proxies. At each meeting of the shareholders, each shareholder entitled to vote shall be entitled to vote in person or by proxy; provided, however, that the right to vote by proxy shall exist only in case the instrument authorizing such proxy to act shall have been executed in writing by the registered holder or holders of such shares, as the case may be, as shown on the share transfer of the corporation or by his or her or her attorney thereunto duly authorized in writing. Such instrument authorizing a proxy to act shall be delivered at the beginning of such meeting to the secretary of the corporation or to such other officer or person who may, in the absence of the secretary, be acting as secretary of the meeting. In the event that any such instrument shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or if only one be present, that one shall (unless the instrument shall otherwise provide) have all of the powers conferred by the instrument on all persons so designated. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held and the persons whose shares are pledged shall be entitled to vote, unless in the transfer by the pledge or on the books of the corporation he or she shall have expressly empowered the pledgee to vote thereon, in which case the pledgee, or his or her proxy, may represent such shares and vote thereon.

        Section 2.11 Written Consent to Action by Shareholders. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

                                   ARTICLE III

                                    DIRECTORS

        Section 3.01 General Powers. The property, affairs, and business of the corporation shall be managed by its Board of Directors. The Board of Directors may exercise all the powers of the corporation whether derived from law or the Articles of Incorporation, except such powers as are by statute, by the Articles of Incorporation or by these Bylaws, vested solely in the shareholders of the corporation.

        Section 3.02 Number, Term, and Qualifications. The Board of Directors shall consist of three to nine persons. Increases or decreases to said number may be made, within the numbers authorized by the Articles of Incorporation, as the Board of Directors shall from time to time determine by amendment to these Bylaws. An increase or a decrease in the number of the members of the Board of Directors may also be made upon amendment to these Bylaws by a majority vote of all of the shareholders, and the number of directors to be so increased or decreased shall be fixed upon a majority vote of all of the shareholders of the corporation. Each director shall hold office until the next annual meeting of shareholders of the corporation and until his or her successor shall have been elected and shall have qualified. Directors need not be residents of the state of incorporation or shareholders of the corporation.

        Section 3.03 Classification of Directors. In lieu of electing the entire number of directors annually, the Board of Directors may provide that the directors be divided into either two or three classes, each class to be as nearly equal in number as possible, the term of office of the directors of the first class to expire at the first annual meeting of shareholders after their election, that of the second class to expire at the second annual meeting after their election, and that of the third class, if any, to expire at the third annual meeting after their election. At each annual meeting after such classification, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the second succeeding annual meeting, if there be two classes, or until the third succeeding annual meeting, if there be three classes.

        Section 3.04 Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately following, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide by resolution the time and place, either within or without the state of incorporation, for the holding of additional regular meetings without other notice than such resolution.

        Section 3.05 Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the president, vice president, or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the state of incorporation, as the place for holding any special meeting of the Board of Directors called by them.

        Section 3.06 Meetings by Telephone Conference Call. Members of the Board of Directors may participate in a meeting of the Board of Directors or a committee of the Board of Directors by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

        Section 3.07 Notice. Notice of any special meeting shall be given at least ten (10) days prior thereto by written notice delivered personally or mailed to each director at his or her regular business address or residence, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting solely for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

        Section 3.08 Quorum. A majority of the number of directors shall constitute a quorum for the transaction of business or any meeting of the Board of Directors, but if less than a majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

        Section 3.09 Manner of Acting. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, and the individual directors shall have no power as such.

        Section 3.10 Vacancies and Newly Created Directorship. If any vacancies shall occur in the Board of Directors by reason of death, resignation or otherwise, or if the number of directors shall be increased, the directors then in office shall continue to act and such vacancies or newly created directorships shall be filled by a vote of the directors then in office, though less than a quorum, in any way approved by the meeting. Any directorship to be filled by reason of removal of one or more directors by the shareholders may be filled by election by the shareholders at the meeting at which the director or directors are removed.

Section 3.11 Compensation. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

        Section 3.12 Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting, unless he or she shall file his or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered or certified mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

        Section 3.13 Resignations. A director may resign at any time by delivering a written resignation to either the president, a vice president, the secretary, or assistant secretary, if any. The resignation shall become effective on its acceptance by the Board of Directors; provided, that if the board has not acted thereon within ten days (10) from the date presented, the resignation shall be deemed accepted.

        Section 3.14 Written Consent to Action by Directors. Any action required to be taken at a meeting of the directors of the corporation or any other action which may be taken at a meeting of the directors or of a committee, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the directors, or all of the members of the committee, as the case may be. Such consent shall have the same legal effect as a unanimous vote of all the directors or members of the committee.

        Section 3.15 Removal. At a meeting expressly called for that purpose, one or more directors may be removed by a vote of a majority of the shares of outstanding stock of the corporation entitled to vote at an election of directors.

                                   ARTICLE IV

                                    OFFICERS

        Section 4.01 Number. The officers of the corporation shall be a president, one or more vice-presidents, as shall be determined by resolution of the Board of Directors, a secretary, a treasurer, and such other officers as may be appointed by the Board of Directors. The Board of Directors may elect, but shall not be required to elect, a chairman of the board and the Board of Directors may appoint a general manager.

        Section 4.02 Election, Term of Office, and Qualifications. The officers shall be chosen by the Board of Directors annually at its annual meeting. In the event of failure to choose officers at an annual meeting of the Board of Directors, officers may be chosen at any regular or special meeting of the Board of Directors. Each such officer (whether chosen at an annual meeting of the Board of Directors to fill a vacancy or otherwise) shall hold his or her office until the next ensuing annual meeting of the Board of Directors and until his or her successor shall have been chosen and qualified, or until his or her death, or until his or her resignation or removal in the manner provided in these Bylaws. Any one person may hold any two or more of such offices, except that the president shall not also be the secretary. No person holding two or more offices shall act in or execute any instrument in the capacity of more than one office. The chairman of the board, if any, shall be and remain a director of the corporation during the term of his or her office. No other officer need be a director.

        Section 4.03 Subordinate Officers, Etc. The Board of Directors from time to time may appoint such other officers or agents as it may deem advisable, each of whom shall have such title, hold office for such period, have such authority, and perform such duties as the Board of Directors from time to time may determine. The Board of Directors from time to time may delegate to any officer or agent the power to appoint any such subordinate officer or agents and to prescribe their respective titles, terms of office, authorities, and duties. Subordinate officers need not be shareholders or directors.

        Section 4.04 Resignations. Any officer may resign at any time by delivering a written resignation to the Board of Directors, the president, or the secretary. Unless otherwise specified therein, such resignation shall take effect on delivery.

        Section 4.05 Removal. Any officer may be removed from office at any special meeting of the Board of Directors called for that purpose or at a regular meeting, by vote of a majority of the directors, with or without cause. Any officer or agent appointed in accordance with the provisions of Section 4.03 hereof may also be removed, either with or without cause, by any officer on whom such power of removal shall have been conferred by the Board of Directors.

        Section 4.06 Vacancies and Newly Created Offices. If any vacancy shall occur in any office by reason of death, resignation, removal, disqualification, or any other cause, or if a new office shall be created, then such vacancies or newly created offices may be filled by the Board of Directors at a regular or special meeting.

        Section 4.07 The Chairman of the Board. The Chairman of the Board, if there be such an officer, shall have the following powers and duties:

        (a) He or she shall preside at all shareholders' meetings;

        (b) He or she shall preside at all meetings of the Board of Directors;
            and

        (c) He or she shall be a member of the executive committee, if any.

        Section 4.08

 The President. The president shall have the following powers and duties:


        (a) If no general manager has been appointed, he or she shall be the chief executive officer of the corporation, and, subject to the direction of the Board of Directors, shall have general charge of the business, affairs, and property of the corporation and general supervision over its officers, employees, and agents;

        (b) If no chairman of the board has been chosen, or if such officer is absent or disabled, he or she shall preside at meetings of the shareholders and Board of Directors;

        (c) He or she shall be a member of the executive committee, if any;

        (d) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

        (e) He or she shall have all power and shall perform all duties normally incident to the office of a president of a corporation, and shall exercise such other powers and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.

        Section 4.10 The Secretary.

The secretary shall have the following powers and duties:

                     -------------

        (a) He or she shall keep or cause to be kept a record of all of the proceedings of the meetings of the shareholders and of the Board of Directors in books provided for that purpose;

        (b) He or she shall cause all notices to be duly given in accordance with the provisions of theseBylaws and as required by statute;

        (c) He or she shall be the custodian of the records and of the seal of the corporation, and shall cause such seal (or a facsimile thereof) to be affixed to all certificates representing shares of the corporation prior to the issuance thereof and to all instruments, the execution of which on behalf of the corporation under its seal shall have been duly authorized in accordance with these Bylaws, and when so affixed, he or she may attest the same;

        (d) He or she shall assume responsibility that the books, reports, statements, certificates, and other documents and records required by statute are properly kept and filed;

        (e) He or she shall have charge of the share books of the corporation and cause the share transfer books to be kept in such manner as to show at any time the amount of the shares of the corporation of each class issued and outstanding, the manner in which and the time when such stock was paid for, the names alphabetically arranged and the addresses of the holders of record thereof, the number of shares held by each holder and time when each became such holder or record; and he or she shall exhibit at all reasonable times to any director, upon application, the original or duplicate share register. He or she shall cause the share book referred to in Section 6.04 hereof to be kept and exhibited at the principal office of the corporation, or at such other place as the Board of Directors shall determine, in the manner and for the purposes provided in such Section;

        (f) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

        (g) He or she shall perform in general all duties incident to the office of secretary and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

        Section 4.11 The Treasurer.

The treasurer shall have the following powers and duties:

        (a) He or she shall have charge and supervision over and be responsible for the monies, securities, receipts, and disbursements of the corporation;

        (b) He or she shall cause the monies and other valuable effects of the corporation to be deposited in the name and to the credit of the corporation in such banks or trust companies or with such banks or other depositories as shall be selected in accordance with Section 5.03 hereof;

        (c) He or she shall cause the monies of the corporation to be disbursed by checks or drafts (signed as provided in Section 5.04 hereof) drawn on the authorized depositories of the corporation, and cause to be taken and preserved property vouchers for all monies disbursed;

        (d) He or she shall render to the Board of Directors or the president, whenever requested, a statement of the financial condition of the corporation and of all of this transactions as treasurer, and render a full financial report at the annual meeting of the shareholders, if called upon to do so;

        (e) He or she shall cause to be kept correct books of account of all the business and transactions of the corporation and exhibit such books to any director on request during business hours;

        (f) He or she shall be empowered from time to time to require from all officers or agents of the corporation reports or statements given such information as he or she may desire with respect to any and all financial transactions of the corporation; and

        (g) He or she shall perform in general all duties incident to the office of treasurer and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

        Section 4.12 General Manager.

The Board of Directors may employ and appoint a general manager who may,

or may not, be one of the officers or directors of the corporation. The general manager, if any, shall have the following powers and duties;

        (a) He or she shall be the chief executive officer of the corporation and, subject to the directions of the Board of Directors, shall have general charge of the business affairs and property of the corporation and general supervision over its officers, employees, and agents;

        (b) He or she shall be charged with the exclusive management of the business of the corporation and of all of its dealings, but at all times be subject to the control of the Board of Directors;

        (c) Subject to the approval of the Board of Directors or the executive committee, if any, he or she shall employ all employees of the corporation, or delegate such employment to subordinate officers, and shall have authority to discharge any person so employed; and

        (d) He or she shall make a report to the president and directors as often as required, setting forth the results of the operations under his or her charge, together with suggestions looking toward improvement and betterment of the condition of the corporation, and shall perform such other duties as the Board of Directors may require.

        Section 4.13 Salaries. The salaries and other compensation of the officers of the corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate officers or agents appointed in accordance with the provisions of
Section 4.03 hereof. No officer shall be prevented from receiving any such salary or compensation by reason of the fact that he or she is also a director of the corporation.

        Section 4.14 Surety Bonds. In case the Board of Directors shall so require, any officer or agent of the corporation shall execute to the corporation a bond in such sums and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his or her duties to the corporation, including responsibility for negligence and for the accounting of all property, monies, or securities of the corporation which may come into his or her hands.

                                    ARTICLE V
                  EXECUTION OF INSTRUMENTS, BORROWING OF MONEY,
                         AND DEPOSIT OF CORPORATE FUNDS

        Section 5.01 Execution of Instruments. Subject to any limitation contained in the Articles of Incorporation or these Bylaws, the president or any vice president or the general manager, if any, may, in the name and on behalf of the corporation, execute and deliver any contract or other instrument authorized in writing by the Board of Directors. The Board of Directors may, subject to any limitation contained in the Articles of Incorporation or in these Bylaws, authorize in writing any officer or agent to execute and deliver any contract or other instrument in the name and on behalf of the corporation; any such authorization may be general or confined to specific instances.

        Section 5.02 Loans. No loans or advances shall be contracted on behalf of the corporation, no negotiable paper or other evidence of its obligation under any loan or advance shall be issued in its name, and no property of the corporation shall be mortgaged, pledged, hypothecated, transferred, or conveyed as security for the payment of any loan, advance, indebtedness, or liability of the corporation, unless and except as authorized by the Board of Directors. Any such authorization may be general or confined to specific instances.

        Section 5.03 Deposits. All monies of the corporation not otherwise employed shall be deposited from time to time to its credit in such banks and or trust companies or with such bankers or other depositories as the Board of Directors may select, or as from time to time may be selected by any officer or agent authorized to do so by the Board of Directors.

        Section 5.04 Checks, Drafts, Etc. All notes, drafts, acceptances, checks, endorsements, and, evidences of indebtedness of the corporation, subject to the provisions of these Bylaws, shall be signed by such officer or officers or such agent or agents of the corporation and in such manner as the Board of Directors from time to time may determine. Endorsements for deposit to the credit of the corporation in any of its duly authorized depositories shall be in such manner as the Board of Directors from time to time may determine.

        Section 5.05 Bonds and Debentures. Every bond or debenture issued by the corporation shall be evidenced by an appropriate instrument which shall be signed by the president or vice president and by the secretary and sealed with the seal of the corporation. The seal may be a facsimile, engraved or printed. where such bond or debenture is authenticated with the manual signature of an authorized officer of the corporation or other trustee designated by the indenture of trust or other agreement under which such security is issued, the signature of any of the corporation's officers named thereon may be a facsimile. In case any officer who signed, or whose facsimile signature has been used on any such bond or debenture, should cease to be an officer of the corporation for any reason before the same has been delivered by the corporation, such bond or debenture may nevertheless be adopted by the corporation and issued and delivered as through the person who signed it or whose facsimile signature has been used thereon had not ceased to be such officer.

        Section 5.06 Sale, Transfer, Etc. of Securities. Sales, transfers, endorsements, and assignments of stocks, bonds, and other securities owned by or standing in the name of the corporation, and the execution and delivery on behalf of the corporation of any and all instruments in writing incident to any such sale, transfer, endorsement, or assignment, shall be effected by the president, or by any vice president, together with the secretary, or by an officer or agent thereunto authorized by the Board of Directors.

        Section 5.07 Proxies. Proxies to vote with respect to shares of other corporations owned by or standing in the name of the corporation shall be executed and delivered on behalf of the corporation by the president or any vice president and the secretary or assistant secretary of the corporation, or by any officer or agent thereunder authorized by the Board of Directors.

                                   ARTICLE VI

                                 CAPITAL SHARES

        Section 6.01 Share Certificates. Every holder of shares in the corporation shall be entitled to have a certificate, signed by the president or any vice president, and the secretary or assistant secretary, and sealed with the seal (which may be a facsimile, engraved or printed) of the corporation, certifying the number and kind, class or series of shares owned by him or her in the corporation; provided, however, that where such a certificate is countersigned by (a) a transfer agent or an assistant transfer agent, or (b) registered by a registrar, the signature of any such president, vice president, secretary, or assistant secretary may be a facsimile. In case any officer who shall have signed, or whose facsimile signature or signatures shall have been used on any such certificate, shall cease to be officer of the corporation, for any reason, before the delivery of such certificate by the corporation, such certificate may nevertheless be adopted by the corporation and be issued and delivered as though the person who signed it, or whose facsimile signature or signatures shall have been used thereon, has not ceased to be such officer. Certificates representing shares of the corporation shall be in such form as provided by the statutes of the state of incorporation. There shall be entered on the share books of the corporation at the time of issuance of each share, the number of the certificate issued, the name and address of the person owning the shares represented thereby, the number and kind, class or series of such shares, and the date of issuance thereof. Every certificate exchanged or returned to the corporation shall be marked "Canceled" with the date of cancellation.

        Section 6.02 Transfer of Shares. Transfers of shares of the corporation shall be made on the books of the corporation by the holder of record thereof, or by his or her attorney thereunto duly authorized by a power of attorney duly executed in writing and filed with the secretary of the corporation or any of its transfer agents, and on surrender of the certificate or certificates, properly endorsed or accompanied by proper instruments or transfer, representing such shares. Except as provided by law, the corporation and transfer agents and registrars, if any, shall be entitled to treat the holder of record of any stock as the absolute owner thereof for all purposes, and accordingly, shall not be bound to recognize any legal, equitable, or other claim to or interest in such shares on the part of any other person whether or not it or they shall have express or other notice thereof.

        Section 6.03 Regulations. Subject to the provisions of this Article VI and of the Articles of Incorporation, the Board of Directors may make such rules and regulations as they may deem expedient concerning the issuance, transfer, redemption, and registration of certificates for shares of the corporation.

        Section 6.04 Maintenance of Stock Ledger at Principal Place of Business. A share book (or books where more than one kind, class, or series or stock is outstanding) shall be kept at the principal place of business of the corporation, or at such other place as the Board of Directors shall determine, containing the names, alphabetically arranged, of original shareholders of the corporation, their addresses, their interest, the amount paid on their shares, and all transfers thereof and the number and class of shares held by each. Such share books shall at all reasonable hours be subject to inspection by persons entitled by law to inspect the same.

        Section 6.05 Transfer Agents and Registrars. The Board of Directors may appoint one or more transfer agents and one or more registrars with respect to the certificates representing shares of the corporation, and may require all such certificates to bear the signature of either or both. The Board of
Directors may from time to time define the respective duties of such transfer agents and registrars. No certificate for shares shall be valid until countersigned by a transfer agent, if at the date appearing thereon the corporation had a transfer agent for such shares, and until registered by a registrar, if at such date the corporation had a registrar for such shares.

        Section 6.06 Closing of Transfer Books and Fixing of Record Date.
                     ---------------------------------------------------

        (a) The Board of Directors shall have power to close the share books of the corporation for a period of not to exceed fifty (50) days preceding the date of any meeting of shareholders, or the date for payment of any dividend, or the date for the allotment of rights, or capital shares shall go into effect, or a date in connection with obtaining the consent of shareholder for any purpose.

        (b) In lieu of closing the share transfer books as aforesaid, the Board of Directors may fix in advance a date, not exceeding fifty (50) days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital shares shall go into effect, or a date in connection with obtaining any such consent, as a record date for the determination of the shareholders entitled to a notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent.

        (c) If the share transfer books shall be closed or a record date set for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for, or such record date shall be, at least ten (10) days immediately preceding such meeting.

        Section 6.07 Lost or Destroyed Certificates. The corporation may issue a new certificate for shares of the corporation in place of any certificate theretofore issued by it, alleged to have been lost or destroyed, and the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate or his or her legal representatives, to give the corporation a bond in such form and amount as the Board of Directors may direct, and with such surety or sureties as may be satisfactory to the board, to indemnify the corporation and its transfer agents and registrars, if any, against any claims that may be made against it or any such transfer agent or registrar on account of the issuance of such new certificate. A new certificate may be issued without requiring any bond when, in the judgement of the Board of Directors, it is proper to do so.

       Section 6.08 No Limitation on Voting Rights; Limitation on Dissenter's Rights. To the extent permissible under the applicable law of any jurisdiction to which the corporation may become subject by reason of the conduct of business, the ownership of assets, the residence of shareholders, the location of offices or facilities, or any other item, the corporation elects not to be governed by the provisions of any statute that (i) limits, restricts, modifies, suspends, terminates, or otherwise affects the rights of any shareholder to cast one vote for each share of common stock registered in the name of such shareholder on the books of the corporation, without regard to whether such shares were acquired directly from the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of common stock of the corporation issued and outstanding or (ii) grants to any shareholder the right to have his or her stock redeemed or purchased by the corporation or any other shareholder on the acquisition by any person or group of persons of shares of the corporation. In particular, to the extent permitted under the laws of the state of incorporation, the corporation elects not to be governed by any such provision, including the provisions of the Utah Control Shares Acquisition Act,
Section 61-6-1 et seq., of the Utah Code Annotated, as amended, or any statute of similar effect or tenor.

                                   ARTICLE VII

                    EXECUTIVE COMMITTEE AND OTHER COMMITTEES

        Section 7.01 How Constituted. The Board of Directors may designate an executive committee and such other committees as the Board of Directors may deem appropriate, each of which committees shall consist of two or more directors. Members of the executive committee and of any such other committees shall be designated annually at the annual meeting of the Board of Directors; provided, however, that at any time the Board of Directors may abolish or reconstitute the executive committee or any other committee. Each member of the executive committee and of any other committee shall hold office until his or her successor shall have been designated or until his or her resignation or removal in the manner provided in these Bylaws.

        Section 7.02 Powers. During the intervals between meetings of the Board of Directors, the executive committee shall have and may exercise all powers of the Board of Directors in the management of the business and affairs of the corporation, except for the power to fill vacancies in the Board of Directors or to amend these Bylaws, and except for such powers as by law may not be delegated by the Board of Directors to an executive committee.

        Section 7.03 Proceedings. The executive committee, and such other committees as may be designated hereunder by the Board of Directors, may fix its own presiding and recording officer or officers, and may meet at such place or places, at such time or times and on such notice (or without notice) as it shall determine from time to time. It will keep a record of its proceedings and shall report such proceedings to the Board of Directors at the meeting of the Board of Directors next following.

        Section 7.04 Quorum and Manner of Acting. At all meetings of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, the presence of members constituting a majority of the total authorized membership of the committee shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the members present at any meeting at which a quorum is present shall be the act of such committee. The members of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, shall act only as a committee and the individual members thereof shall have not powers as such.

        Section 7.05 Resignations. Any member of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, may resign at any time by delivering a written resignation to either the president, the secretary, or assistant secretary, or to the presiding officer of the committee of which he or she is a member, if any shall have been appointed and shall be in office. Unless otherwise specified herein, such resignation shall take effect on delivery.

        Section 7.06 Removal. The Board of Directors may at any time remove any member of the executive committee or of any other committee designated by it hereunder either for or without cause.

        Section 7.07 Vacancies. If any vacancies shall occur in the executive committee or any other committee designated by the Board of Directors hereunder, by reason of disqualification, death, resignation, removal, or otherwise, the remaining members shall, until the filling of such vacancy, constitute the then total authorized membership of the committee and, provided that two or more members are remaining, continue to act. Such vacancy may be filled at any meeting of the Board of Directors.

        Section 7.07 Compensation. The Board of Directors may allow a fixed sum and expenses of attendance to any member of the executive committee, or of any other committee designated by it hereunder, who is not an active salaried employee of the corporation for attendance at each meeting of said committee.

                                  ARTICLE VIII

                         INDEMNIFICATION, INSURANCE, AND

                         OFFICER AND DIRECTOR CONTRACTS

        Section 8.01 Indemnification: Third Party Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

        Section 8.02 Indemnification: Corporate Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such a person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

        Section 8.03 Determination. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections
8.01 and 8.02 hereof, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. Any other indemnification under Sections 8.01 and 8.02 hereof, shall be made to the corporation upon a determination that indemnification of the officer, director, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 8.01 and 8.02 hereof. Such determination shall be made either (i) by the Board of Directors by a majority of a quorum consisting of directors who were not parties to such action, suit, or proceeding; or (ii) by independent legal counsel on a written opinion; or
(iii) by the shareholders by a majority vote of a quorum of shareholders at any meeting duly called for such purpose.

        Section 8.04 General Indemnification. The indemnification provided by this Section shall not be deemed exclusive of any other indemnification granted under any provision of any statute, in the corporation's Articles of Incorporation, these Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs and legal representatives of such a person.

        Section 8.05 Advances. Expenses incurred in defending a civil or criminal action, suit or proceeding as contemplated in this Section may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon a majority vote of a quorum of the Board of Directors and upon receipt of an undertaking by or on behalf of the director, officers, employee, or agent to repay such amount or amounts unless if it is ultimately determined that he or she is to be indemnified by the corporation as authorized by this Section.

        Section 8.06 Scope of Indemnification. The indemnification authorized by this Section shall apply to all present and future directors, officers, employees, and agents of the corporation and shall continue as to such persons who cease to be directors, officers, employees, or agents of the corporation, and shall inure to the benefit of the heirs, executors, and administrators of all such persons and shall be in addition to all other indemnification permitted by law.

        8.07 Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against any such liability and under the laws of the state of incorporation, as the same may hereafter be amended or modified.

                                   ARTICLE IX

                                   FISCAL YEAR

        The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

                                    ARTICLE X

                                    DIVIDENDS

        The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and on the terms and conditions provided by the Articles of Incorporation and these Bylaws.

                                   ARTICLE XI

                                   AMENDMENTS

        All Bylaws of the corporation, whether adopted by the Board of Directors or the shareholders, shall be subject to amendment, alteration, or repeal, and new Bylaws may be made, except that;

        (a) No Bylaws adopted or amended by the shareholders shall be altered or repealed by the Board of Directors;

        (b) No Bylaws shall be adopted by the Board of Directors which shall require more than a majority of the voting shares for a quorum at a meeting of shareholders, or more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law; provided, however that (I) if any Bylaw regulating an impending election of directors is adopted or amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the Bylaws so adopted or amended or repealed, together with a concise statement of the changes made; and (ii) no amendment, alteration or repeal of this Article XI shall be made except by the shareholders.

                            CERTIFICATE OF SECRETARY

     The undersigned does hereby certify that he or she is the secretary of Cole, Inc., a corporation duly organized and existing under and by virtue of the laws of the State of Utah; that the above and foregoing bylaws of said corporation were duly and regularly adopted as such by the Board of Directors of the corporation at a meeting of the board of Directors, which was duly and regularly held on the 2 day of November, 1999 and that the above and foregoing Bylaws are now in full force and effect.

        DATED this 2nd day of November, 1999.

        /S/ LUKE BRADLEY
        Luke Bradley, Secretary